Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Two Quarters Ended
	December 30, 2016	January 1, 2016

	(In millions, except ratios)
Earnings:
Income from continuing operations	$324	$343
Plus: Income taxes	139	152
Fixed charges	91	96
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	—	—
Undistributed earnings in equity investments	—	—
	$554	$591
Fixed Charges:
Interest expense	$88	$93
Plus: Interest capitalized during the period	—	—
Interest portion of rental expense	3	3
	$91	$96
Ratio of Earnings to Fixed Charges	6.09	6.16